Exhibit 12.1

Domtar Corporation

Computation of ratio of earnings to fixed charges

(In millions of dollars, unless otherwise noted)

	Year ended December 31,	Year ended December 31,	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2011	2012	2013	2014	2015
	$	$	$	$	$
Available earnings:
Earnings before income taxes and equity earnings	505	236	72	261	156
Add fixed charges:
Interest expense incurred	76	75	83	99	87
Amortization of debt expense and discount	7	8	4	4	6
Interest portion of rental expense (1)	11	11	11	11	9
Total earnings as defined	599	330	170	375	258
Fixed charges:
Interest expense incurred	76	75	83	99	87
Amortization of debt expense and discount	7	8	4	4	6
Interest portion of rental expense (1)	11	11	11	11	9
Total fixed charges	94	94	98	114	102
Ratio of earnings to fixed charges	6.4	3.5	1.7	3.3	2.5

(1)	Interest portion of rental expense is calculated based on the proportion deemed representation of the interest component (i.e. 1/3 of rental expense).